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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                   Commission File Number:     1-7833

                                   CBI Industries, Inc.

                  (Exact name of registrant as specified in its charter)

                   800 Jorie Boulevard, Oak Brook, Illinois 60521-2268 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Common Stock, par value $2.50 per share
                            Preferred Stock Purchase Rights
                            65/8% Notes, due 2003
                            61/4% Notes, due 2000

                 (Title of each class of securities covered by this Form)

                                           None
               (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [ ]     Rule 12h-3(b)(1)(i)      [x]
Rule 12g-4(a)(1)(ii)       [ ]     Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(2)(i)        [ ]     Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(ii)       [ ]     Rule 12h-3(b)(2)(ii)     [ ]
                                   Rule 15d-6               [ ]
    Approximate number of holders of record as of the certification or
notice date:       Two

    Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: March 13, 1996       By:
                                Name:  Edgar G. Hotard
                                Title:     President and Chief
                                            Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.